Brown Capital Management Mutual Funds
1201 N. Calvert Street
Baltimore, Maryland 21202

July 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Mr. Keith Gregory

Re:	Brown Capital Management Mutual Funds (the “Trust”) Request for Acceleration of the Effective Date of Post-Effective Amendment No. 68 to the Registration Statement on Form N-1A (File Nos. 33-37458 and 811-06199) (the “Registration Statement”) Pertaining to the Brown Capital Management Mid-Cap Fund, Brown Capital Management Small Company Fund and Brown Capital Management International Equity Fund

Dear Mr. Gregory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on June 13, 2014 via EDGAR be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Tuesday, July 29, 2014, or as soon thereafter as practicable.

ALPS Distributors, Inc., the principal underwriter for Brown Capital Management Mutual Funds, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact John H. Lively at 913.660.0778.

Brown Capital Management	ALPS Distributors, Inc.
Mutual Funds

/s/ Robert L. Young, III	/s/ Paul F. Leone
By: Robert L. Young, III	By: Paul F. Leone
Title: Vice President	Title: Vice President